Exhibit 16.3
                 [ARTHUR ANDERSEN LLP LETTERHEAD]



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

June 12, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent years. This individual is no longer with Arthur Andersen LLP.

We have read the paragraphs 2, 3 and 4 of Item 4 included in the Form 8-K dated June 12, 2002 of Wisconsin Power and Light Company to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,



ARTHUR ANDERSEN LLP



Copy to:   Wisconsin Power and Light Company